Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

Stacie S. Aarestad 617-832-1108 direct saarestad@foleyhoag.com

September 16, 2019

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D. C. 20549

Re:	Organogenesis Holdings Inc.

Registration Statement on Form S-3

Filed September 4, 2019

File No. 333-233621

Dear Ladies and Gentleman:

On behalf of Organogenesis Holdings Inc. (the “Company”), set forth below is a response to the comment provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 9, 2019 (the “Letter”). The response set forth below is based upon information provided to Foley Hoag LLP by the Company. The Company has responded to the Staff’s comment by filing an amendment (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Amendment No. 1 is being filed contemporaneously with this letter. Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

General

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the

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United States Securities and Exchange Commission

September 16, 2019

provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully advises the Staff that, due to an administrative error, the documents included as Exhibit 3.1 and Exhibit 3.2 to the Registration Statement did not reflect the Company’s current Certificate of Incorporation and Bylaws. Accordingly, the Company has filed Amendment No. 1 to include the Company’s current Certificate of Incorporation and Bylaws. The Company further advises the Staff that its forum selection provision excludes, among other things, any action asserted under the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”) or the rules and regulations promulgated thereunder, and confirms that federal courts have exclusive jurisdiction over such matters. In addition, the Registration Statement incorporates by reference, from the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, a risk factor that informs investors that the federal courts have exclusive jurisdiction over claims asserted under the Exchange Act.

The Company further advises the Staff that it will disclose in any prospectus supplement to the Registration Statement used to sell securities that there is uncertainty as to whether a court would enforce the Company’s forum selection provision with respect to any actions asserted under the Securities Act of 1933, as amended, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

[Signature Page Follows]

United States Securities and Exchange Commission

September 16, 2019

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (617) 832-1108.

Respectfully submitted,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Tonya K. Aldave, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission

Gary S. Gillheeney, Sr., Organogenesis Holdings Inc.

Tim Cunningham, Organogenesis Holdings Inc.

Lori Freedman, Esq., Organogenesis Holdings Inc.

William R. Kolb, Esq., Foley Hoag LLP